SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2009

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Curitiba, Brazil, March 20, 2009 - Companhia Paranaense de Energia - Copel (NYSE: ELP / LATIBEX: XCOP / BOVESPA: CPLE3, CPLE5, CPLE6), a company that generates, transmits and distributes power to the State of Paraná, announces its results for the year 2008. All the figures in this report are in Brazilian Reais and were prepared in accordance with Brazilian GAAP.

This report presents cumulative data through December 2008 compared with the same period in the previous year.

• Copel's consolidated financial statements present, in addition to the figures of the wholly-owned subsidiaries (Copel Geração e Transmissão, Copel Distribuição and Copel Telecomunicações), those of Compagas, Elejor, UEG Araucária and Centrais Eólicas do Paraná (companies in which Copel retains a majority stake). From January 2008 on, Dominó Holdings started to be partially consolidated (45%).

• Net operating revenues: R$ 5,459 million - 4.9% up

• Operating Income: R$ 1,555 million

• Net Income: R$ 1,079 million (R$ 3.94 per share) - a 2.5% decrease in relation to 2007. Net income in 4Q08 was R$ 180 million.

• EBITDA (earnings before interest, taxes, depreciation and amortization): R$ 1,851 million. EBITDA in 4Q08 was R$ 381 million.

• Return on net equity: 15.5% .

• Total power consumption billed by Copel to captive customers in 2008 rose by 6.0% over 2007. Copel Distribuição's grid market grew by 5.6% .

• The Company's shares and main indexes presented the following variations from January through December 2008:

CPLE3 (common/ Bovespa) = -25.4%	IBOVESPA = -41.2%
CPLE6 (preferred B/ Bovespa) = -10.5%	DOW JONES (NYSE) = -33.8%
ELP (ADR/NYSE) = -30.2%	LATIBEX = -51.8%
XCOP (preferred B/ Latibex) = -28.4%

Companhia Paranaense de Energia – Copel
Results of 2008

INDEX

1. Main Events	3
2. Human Resources	5
3. Energy Sales	6
4. Financial Performance	7
5. Balance Sheet and Investment Program	11
6. Account for Compensation of Portion A - CVA	13
7. Additional Information	14
7.1 Main Operational and Financial Indicators	14
7.2 Tariffs	15
7.3 Energy Flow	16
7.4 Shareholding Structure	17
8. Financial Statements - Consolidated	18
8.1 Assets	18
8.2 Liabilities	19
8.3 Income Statement	20
8.4 Cash Flow	21
9. Financial Statements - Subsidiaries	22
9.1 Assets	22
9.2 Liabilities	23
9.3 Income Statement	24

1. Main Events

Net Income:

In 2008, Copel recorded net income of R$ 1,078.7 million, which corresponded to R$ 3.94 per share. Net income in 4Q08 was R$ 179.7 million (R$ 0.66 per share).

Dividends and Interest on Capital:

A proposed distribution of R$ 228,0 million as interest on capital and of R$ 33,8 million as dividends, amounting to R$ 261,8 million for 2008, will be submitted to the General Shareholders' Meeting, which will take place in April 2009

Energy Sales:

Power consumption by the captive market billed by Copel grew 6.0% in 2008. The following variations were recorded in the consumption of the Company's main customer categories: residential: 4.7%, commercial: 6.6%, industrial: 7.8%, and rural: 5.5% .

The following charts show the monthly power consumption billed by Copel from 2006 to 2008:

Hydroelectric Power Plant:

This 361 MW project belongs to Consórcio Energético Cruzeiro do Sul, a partnership between Copel (with 51% interest) and Eletrosul (with 49% interest). On March 24, 2008, the Environmental Institute of Paraná (IAP) issued the Installation License for the Mauá Hydroelectric Power Plant, located on the Tibagi River, in the State of Paraná.

On November 17, 2008, the Brazilian Development Bank (BNDES) approved a loan for the Mauá Hydroelectric Power Plant.

UEG Araucária - UEGA:

UEG Araucária Ltda., a Copel subsidiary, renewed its agreement with Petrobras to lease the Araucária thermal power plant for three years starting from January 1, 2009. UEGA will receive fixed monthly payments plus a variable payment when energy supply begins. Petrobras signed a parallel agreement with Copel Geração e Transmissão guaranteeing plant operation and maintenance services during the lease period. The agreement may be partially or entirely terminated if UEGA wins energy auctions held by ANEEL.

Extension of plant concessions:

The Brazilian Electric Energy Agency (ANEEL) recommended to the Ministry of Mines and Energy, through Circular 455 of February 3, 2009, the extension of the following Copel concessions without valuable consideration:

Power Plant	Capacity (MW)	Concession expires
Segredo	1,260	2029
Salto Caxias	1,240	2030
Derivação do Rio Jordão	6.5	2029
Cavernoso	1.3	2019

The extension is for 20 years for the first three plants, and 8.5 years for Cavernoso, but Copel is already requesting a 20-year extension for it.

Split-off and liquidation of Copel Participações:

In 2008, continuing the corporate restructuring process, Copel obtained ANEEL's approval for the split-off and liquidation of Copel Participações S.A. and transfer of its assets to Companhia Paranaense de Energia and Copel Geração e Transmissão S.A., with the book value being R$ 865.6 million and R$ 453.4 million, respectively.

Impairment:

Applying the Technical Pronouncement CPC 01 relating to Asset Impairment, the Company conducted impairment tests on its cash generating units and its investments in affiliates and subsidiaries, and arrived at the impairment value of R$ 18,3 million for Sercomtel Telecomunicações S.A. and R$ 6,2 million for Sercomtel Celular S.A. With this provision, the investment made in Sercomtel Celular S.A. was fully written off in 2008. For other affiliates and subsidiaries, no need was identified to book provisions for the impairment of the investments made.

Sale of Braspower:

On December 22, 2008, Copel signed an agreement to transfer its interest in the capital of Braspower International Engineering S.C. The sale price for the 49% interest was R$ 1.0 million.

Nova Holanda:

Between 1995 and 2001, Copel allocated funds to the Regional Incentive Funds, Amazonia Investment Fund (FINAM), and Northeast Investment Fund (FINOR). According to legislation, about R$ 14.9 million was invested in Nova Holanda Agropecuária S.A. and the entire amount was provisioned for losses in the current year, given the history of losses at Nova Holanda Agropecuária S.A.

Purchase of energy generated from biogas:

On February 3, 2009, Copel signed the first agreements in Brazil's electricity sector to purchase energy produced from the biodigestion of organic waste. The tests, which began in 2007, were aimed at reducing the environmental impact and studying the technical and economical feasibility of implementing biodigestors in rural areas. Six agreements have been signed, with total energy potential of up to 524 kW, enough to supply a hundred middle-income houses, which will be supplied by four generators: Sanepar, Cooperativa Lar, Granja Colombari and Star Milk. The agreements are valid till the end of 2012.

Voluntary Redundancy Program

Copel's Board of Executive Officer has created two voluntary redundancy programs: one for employees who already receive pensions and the other, which is permanent, for employees who retire through the INSS (National Institute of Social Security)

Moody's Upgrades Copel's Ratings:

On November 26, Moody's América Latina upgraded the global scale rating of Companhia Paranaense de Energia (Copel) from 'Ba2' to 'Baa3' and the national scale rating from 'Aa2.br' to 'Aa1.br'. At the same time, it also upgraded its third debenture issue's global scale rating from 'Ba1' to 'Baa3' and confirmed the company's national scale rating at 'Aa1.br'.

Restructuring:

In a pioneering move in the energy industry, Copel will propose a change in the structure of its Executive Board to include an Environment Corporate Citizenship Office to treat environment-related issues at the top management level. This change will give the Company the technical capacity to meet the demands of a very important area.

2. Human Resources

Copel ended 2008 with a total of 8,405 employees, distributed among the Company's wholly-owned subsidiaries as follows:

Copel Geração e Transmissão = 1,554
Copel Distribuição = 6,508
Copel Telecomunicações = 343

On November 29, 2008, all the employees of Copel Participações were transferred to Copel Geração e Transmissão.

At the end of 2008, Copel Distribuição had a customer-to-employee ratio of 541.

Compagas, Elejor and UEG Araucária, companies in which Copel holds a majority stake, had 104, 6 and 3 employees, respectively.

3. Energy Sales

Total energy sales billed by Copel, including the captive market, supply to free customers by Copel Geração e Transmissão and energy supplies by Copel Distribuição to other distributors in the State of Paraná, was 21,313 GWh, up by 4.2% . The captive market consumed 19,633 GWh, up by 6.0%, due to several factors, notably:

(i) the growth in income levels and expansion of credit, which stimulated business activity and purchases of consumer electronics; and

(ii) the 8.6% growth in industrial production in Paraná state in 2008, which was almost 3 times the national average of 3.1% .

The table below breaks down Copel's energy sales by customer segment:

GWh

Segment	4Q08	4Q07	% Var.	2008	2007	% Var.
	(1)	(2)	(1 / 2)	(3)	(4)	(3 / 4)

Residential	1,370	1,316	4.1	5,379	5,143	4.6
Industrial	1,693	1,618	4.6	6,770	6,278	7.8
Commercial	1,030	957	7.6	3,967	3,722	6.6
Rural	404	390	3.6	1,606	1,522	5.5
Other	490	473	3.6	1,911	1,858	2.9
Total Captive Customers	4,987	4,754	4.9	19,633	18,523	6.0
Free Customers Copel Geração e Transmissão	288	406	(29.1)	1,185	1,462	(18.9)
Total Supply to Final Customers	5,275	5,160	2.2	20,818	19,985	4.2
Wholesale State of Paraná	122	119	2.5	495	473	4.7

TOTAL	5,397	5,279	2.2	21,313	20,458	4.2

3.1 Captive Market

The residential segment consumed 5,379 GWh, a 4.6% growth, representing 27.4% of this market. In December 2008, 2,782,404 residential customers were billed.

The industrial segment (except free customers) consumed 6,770 GWh and grew 7.8%, representing 34.5% of the captive market. In December 2008, 63,641 industrial customers were billed.

The commercial segment consumed 3,967 GWh, growth of 6.6%, representing 20.2% of the captive market. In December 2008, 294,866 commercial customers were billed.

The rural segment consumed 1,606 GWh, growth of 5.5%, representing 8.2% of the captive market. In December 2008, 335,666 rural customers were billed.

The other consumption segments (government, public lighting, utilities and own consumption) registered consumption of 1,911 GWh, growth of 2.9% in the period, representing 9.7% of the captive market. In December 2008, 46,966 customers were billed.

3.2 Free Market

Energy consumption by free customers served by Copel Geração e Transmissão declined by 18.9% due to the termination of certain contracts.

3.3 Copel Distribuição's Grid Market - TUSD

Copel Distribuição's grid market, comprising the captive market, supply to other distributors in Paraná and all free customers in the Company's concession area, grew 5.6% .

GWh

	4Q08	4Q07	% Var.	2008	2007	% Var.
	(1)	(2)	(1 / 2)	(3)	(4)	(3 / 4)

Grid Market (TUSD)	5,931	5,769	2.8	23,504	22,255	5.6

4. Financial Performance

The financial statements for the years ended December 31, 2008 and 2007 reflect, in all the material aspects, the changes proposed by Law 11.638/07 and Provisional Measure 449/08. Said Law was mainly intended to update Brazilian legislation to enable the convergence of accounting practices in Brazil with International Financial Reporting Standards (IFRS) and allow new accounting norms and procedures to be issued by the Brazilian Securities and Exchange Commission (CVM) in consonance with international accounting standards.

Pursuant to CVM Resolution 565/08, Copel and its subsidiaries chose to record the changes with retrospective effect and hence the financial statements for the year ended December 31, 2007 were reclassified to include the changes in practices with retrospective effect.

4.1 Operating Revenues

In 2008, net operating revenue was R$ 5,458.8 million, 4.9% higher than the R$ 5,203.7 million in 2007. The main factors behind this increase were:

(i) the 8.1% increase in retail revenue (which reflects only the sale of energy, excluding Copel's distribution grid tariff TUSD), mainly due to the growth of the electricity market;

(ii) the 0.3% drop in the account "electricity sales to distributors" as a result of the lower revenue from bilateral agreements and short-term electricity billing (CCEE), compensated by the higher revenue from auctions (CCEAR).

(iii) the 4.7% increase in "use of transmission grid", which is composed of the distribution grid tariff (TUSD), the basic transmission network and the network connection revenue, chiefly due to the increase in volume of energy transmitted by Copel's distribution lines and in the transmission grid charges;

(iv) the 26.2% upturn in "telecom revenues" thanks to new clients and the higher volume of services provided to existing clients;

(v) the 16.2% increase in " piped gas distribution" resulting from the growth in the third-party gas supplied by Compagas and the tariff adjustment in the period; and

(vi) the 24.4% decrease in "other operating revenues", mainly due to lower revenue from UEG Araucária's provision of operation and maintenance (O&M) services. The decreased was caused by of the plant interruption of the plant operation, due to a technical problem. In 2007 pre-operating services were booked, which are non-recurring revenues.

Gross Income Statement	4Q08	3Q08	4Q07	Var.%	2008	2007	Var.%
	(1)	(2)	(3)	(1/3)	(4)	(5)	(4/5)
Operating revenues	2,159,757	2,135,259	2,043,259	5.7	8,305,395	7,920,094	4.9
Electricity sales to final customers	754,220	760,399	731,860	3.1	2,968,880	2,747,680	8.1
Residential	235,805	237,349	230,222	2.4	935,934	876,287	6.8
Industrial	267,607	282,358	271,455	(1.4)	1,069,201	985,685	8.5
Commercial	162,482	155,377	151,241	7.4	622,046	570,418	9.1
Rural	31,528	29,352	30,419	3.6	123,071	113,720	8.2
Other segments	56,798	55,963	48,523	17.1	218,628	201,570	8.5
Electricity sales to distributors	384,119	354,700	327,607	17.2	1,363,094	1,367,595	(0.3)
Use of transmission grid	885,909	884,412	836,569	5.9	3,473,098	3,316,963	4.7
Residential	270,585	265,274	252,124	7.3	1,054,150	1,023,847	3.0
Industrial	295,898	312,141	291,469	1.5	1,194,193	1,136,137	5.1
Commercial	179,764	171,844	163,653	9.8	687,563	657,504	4.6
Rural	35,229	32,805	33,324	5.7	138,138	133,400	3.6
Other segments	62,411	61,497	59,834	4.3	242,397	242,314	0.0
Basic Network and connection grid	42,022	40,851	36,165	16.2	156,657	123,761	26.6
Telecom revenues	22,981	20,846	17,309	32.8	80,604	63,893	26.2
Piped gas distribution	76,958	76,789	59,499	29.3	283,709	244,080	16.2
Other operating revenues	35,570	38,113	70,415	(49.5)	136,010	179,883	(24.4)

4.2 Deductions from Operating Revenues

The following table shows the legal deductions from Copel's operating revenues:

R$'000

Deductions from Operating	4Q08	3Q08	4Q07	Var. %	2008	2007	Var. %
Revenues	(1)	(2)	(3)	(1 / 3)	(4)	(5)	(4 /5)
ICMS	409,049	409,286	390,782	4.7	1,600,758	1,507,883	6.2
PASEP and COFINS	202,949	200,100	177,559	14.3	782,509	724,906	7.9
RGR	18,134	18,134	16,210	11.9	64,877	61,105	6.2
CDE	45,117	44,859	47,230	(4.5)	189,560	184,295	2.9
CCC	67,237	61,166	17,596	282.1	153,208	179,071	(14.4)
P&D and PEE	13,949	13,686	14,135	(1.3)	53,616	56,347	(4.8)
Other	504	596	870	(42.1)	2,089	2,826	(26.1)
TOTAL	756,939	747,827	664,382	13.9	2,846,617	2,716,433	4.8

4.3 Operating Costs and Expenses

     In 2008, total operating costs and expenses reached R$ 3,982.0 million, 10.5% higher than the R$ 3,604.3 million in 2007. The highlights were:

(i) the 26.2% increase in 'energy purchased for resale' chiefly due to the higher cost of acquisition of energy from the CCEE, the auctions (CCEAR) and Itaipu, in addition to the reversal of R$ 100.9 million related to CIEN's cancelled bills (non-recurring effect) in the first quarter of 2007. The main amounts booked were: R$ 502.4 million from ITAIPU (5,468 GWh), R$ 107.9 million from Itiquira (914 GWh) and R$ 976.2 million from energy auctions (12,746 GWh). In addition, an expense of R$ 66.1 million was booked as passive CVA and Pasep/Cofins contributions in the negative amount of R$ 172.7 million;

(ii) the 4.6% increase in the 'charges for the use of transmission grid', chiefly due to the higher appropriation of connection costs and costs for the use of the transmission grid, increase in the ESS (Electric Power Services Fee) quotas, as per the values defined by the National System Operator (ONS);

(iii) in 2008, 'payroll' expenses totaled R$ 673.8 million, 3.7% higher than in the previous year, chiefly due to the pay raise of 5.5% and 7.5% applied as of October 2007 and 2008, respectively, which was compensated by the increased allocation of funds to Property, plant and equipment and lesser payments of labor claims in the period;

(iv) the 'pension plan and other benefits' line reflects the pass-through of costs with the Pró-Saúde program (assistance) and the pension plan, paid to Fundação Copel, pursuant to the actuarial criteria established by CVM resolution 371/2000.

(v) the 9.1% reduction in the 'material' line, chiefly due to the decline in the acquisition of fuel, auto parts, and IT material.

(vi) the amounts booked under the 'raw materials and supplies for the generation of energy' line refer to the purchase of mineral coal for the Figueira thermoelectric power plant. In 2007, a reversal of R$ 29.9 million, relating to Pasep/Cofins contributions on natural gas volumes negotiated with Petrobras, was booked under this line, wich was a non is recurring fact;

(vii) the 'natural gas purchased for resale' line increased by 23.4%, reflecting the higher cost of acquisition of natural gas by Compagas to serve its third-party gas distributor market, as well as the depreciation of the Brazilian real against the U.S. dollar;

(viii) the 11.3% increase in 'third-party services' is mainly due to higher expenses with electric power system maintenance, telecommunications, data processing and transmission, technical, scientific and administrative consultation, and postal services;

(ix) the 59.2% decline in the 'provisions and reversals' is chiefly due to the provision in the amount of R$ 170.5 million, recorded in 2007, relating to the Cofins effect, which is a non recurring fact in 2008; and

(x) the 28.9% increase in 'other operating expenses' was mainly due to (i) the increase in Elejor concession fees (granted by ANEEL) and (ii) the financial compensation for use of water resources (due to the higher own generation in 2008).

R$ '000

Operating Costs and Expenses	4Q08	3Q08	4Q07	Var.%	2008	2007	Var.%
	(1)	(2)	(3)	(1/3)	(4)	(5)	(4/5)

Electricity purchase for resale	428,980	411,903	348,269	23.2	1,615,086	1,279,335	26.2
Charges for the use of transmission grid	149,050	136,001	82,927	79.7	466,652	446,067	4.6
Payroll	204,466	190,300	238,996	(14.4)	673,827	649,717	3.7
Pension plan	(29,406)	20,137	(21,281)	38.2	30,016	(13,851)	(316.7)
Material	15,630	15,913	16,037	(2.5)	57,474	63,218	(9.1)
Raw material and supplies for gen, of electricity	6,675	4,325	7,774	(14.1)	19,274	(8,954)	(315.3)
Natural gas purchased for resale	54,521	44,902	30,493	78.8	163,846	132,726	23.4
Third-party services	66,718	68,916	76,080	(12.3)	268,248	240,942	11.3
Depreciation and amortization	101,089	94,590	107,691	(6.1)	404,743	429,957	(5.9)
Provisions and reversals	33,708	15,463	34,814	(3.2)	98,894	242,435	(59.2)
Other operating expenses	67,470	42,291	46,627	44.7	183,917	142,697	28.9
Total	1,098,901	1,044,741	968,427	13.5	3,981,977	3,604,289	10.5

Other Operating Revenues (Expenses), Net:

     Consequent to the extinction of the Non-Operating Income group by Provisional Measure 449/08, the amounts earlier booked under this item are now shown as "Other Operating Revenues (Expenses), Net". The reclassified balance declined 1.9% in relation to 2007.

     The effects of the decline in tax incentives (R$ 23.9 million) and the net result of deactivation of assets and rights were appropriated to this account.

4.4 EBITDA

     Earnings before interest, taxes depreciation and amortization (EBITDA) totaled R$ 1,851.0 million in 2008, 7.4% lower than the R$ 1,998.2 million in the previous year. In 4Q08 alone, EBITDA was R$ 380.8 million.

4.5 Financial Result

     Financial revenues grew 23.4% in 2008 in comparison with 2007, totaling R$ 488.6 million, mainly due to the higher income from financial instruments and the rise in the IGP-DI rate (which adjusts the transfer of CRC to the State of Paraná).

     Financial expenses totaled R$ 394.3 million, 4.9% up year-on-year, mainly due to the increase in exchange rates on foreign currency debt. The discontinuation of the CPMF tax and the decline in debt charges helped to reduce financial expenses.

4.6 Equity Investment:

     Equity investment reflects the equity income of the affiliates and subsidiaries of Copel, partially offset by goodwill amortization. In the fourth quarter, the asset impairment tests were conducted, which showed, with an adequate level of security, that part of the assets related to the affiliate Sercomtel Telecomunicações S.A. (R$ 18.3 million) and Sercomtel Celular S.A. (R$ 6.2 million) is above the recoverable value, indicating the need for recognizing the correspondent loss for their non-recoverability in the year's results. With this provision, the investment made in Sercomtel Celular S/A was fully written off in 2008.

     For other assets, no need was identified to set up asset impairment provisions.

4.7 Net Income

     Copel's net income in 2008 was R$ 1,078.7 million (or R$ 3.94 per share), 2.5% lower than in 2007. Net income in the fourth quarter was R$ 180.0 million.

5. Balance Sheet and Investment Program

5.1 Assets

     On December 31, 2008, Copel's assets totaled R$ 13,253.6 million, 6.3% up year-on-year.

5.2 Investment Program

     Copel's investment program executed in 2008 and the program approved by the Board of Directors for 2009 is in the following table:

R$ million

	Carried	Scheduled
	2008	2008
Generation and Transmission	93.1	107.5
Distribution	497.7	774.7
Telecommunications	24.7	51.3
Partnerships	-	-
Consórcio Energético Cruzeiro do Sul (Mauá)	50.3	180.3
Dominó Holdings	110.2	-
TOTAL	776.0	1,113.8

     Compagas, Elejor and UEG Araucária (whose balance sheets are consolidated with Copel's) invested R$ 26.1 million, R$ 1.3 million and R$ 8.8 million, respectively, in 2008.

5.3 Liabilities and Shareholders' Equity

     Copel's consolidated debt at the end of December 2008 was R$ 1,864.6 million, representing a debt/equity ratio of 23.2% . Excluding Elejor's and Compagas' debts, debt/equity ratio would be 19.8% .

     The shareholders' equity of Copel on December 31, 2008, was R$ 8,053.1 million, 11.3% higher than in December 2007, and equivalent to R$ 29.43 per share (book value).

5.4 Debt Profile:

     The breakdown of the balance of loans, financing and debentures is shown in the table below:

R$'000

		Short-term	Long-term	Total
	IBD	25,938	36,552	62,490
Foreign	National Treasury	8,647	85,359	94,006
Currency	Eletrobrás	7	36	43
	Banco do Brasil S/A	6,517	0	6,517
	Total	41,109	121,947	163,056

	Eletrobrás - Copel	34,411	275,207	309,618
	Eletrobrás - Elejor	-	26,092	26,092
Domestic	BNDES - Compagas	6,526	13,111	19,637
Currency	Debentures - Copel	169,233	600,000	769,233
	Debentures - Elejor	25,767	202,116	227,883
	Banco do Brasil S/A and other	16,415	332,699	349,114
	Total	252,352	1,449,225	1,701,577
GENERAL TOTAL		293,461	1,571,172	1,864,633

     Following are the loan, financing and debentures maturities:

R$'000

	2009	2010	2011	2012	2013	2014 a 2024
Loans and Financing	98,461	73,988	68,064	50,070	48,257	528,678
Domestic Currency	57,352	42,977	49,237	45,180	45,120	464,595
Foreign Currency	41,109	31,011	18,827	4,890	3,137	64,083
Debentures	195,000	36,455	638,454	38,454	38,454	50,299
Total	293,461	110,443	706,518	88,524	86,711	578,977

     Copel's consolidated net debt (loans, financing and debentures less cash, cash equivalents and short-term investments) significantly declined in the past few years, as shown in the following chart:

5.5 Ratings

     The following table shows Copel's current corporate and debentures issue ratings:

	Moody's	Fitch
Corporate	Aa1.br	AA (bra)
Debentures - 3rd issue	Aa1.br	AA+ (bra)
Debentures - 4th issue	-	AA (bra)

6. Account for Compensation of Portion A - CVA

     The account for compensation of Portion A (tracking account) allows distribution companies to offset, between their annual rate reviews, variations in the cost of certain items listed in their concession agreements.

     The CVA variation updated by the SELIC from January to December 2008 is demonstrated in the following table:

R$ '000

	Balance	Deferral	Amortization	Monetary	Balance
	12/31/07			restatement	12/31/08
Assets
Purchased Energy (Itaipu)	46,907	34,858	(35,697)	2,481	48,549
Transport of Purchased Energy	285	1,443	(211)	35	1,552
Use of Transmission Grid Charges	8,148	46,740	(16,614)	2,458	40,732
Energy Development Account - CDE	9,969	(3,282)	(6,710)	600	577
Electric Power Services Fee - ESS	7,826	41,988	(17,310)	2,871	35,375
Fuel Consumption Account - CCC	13,187	39,939	(20,258)	2,122	34,990
Proinfa	6,770	3,165	(7,851)	733	2,817
TOTAL	93,092	164,851	(104,651)	11,300	164,592
Liabilities
Energy Purchased for Resale - CVA	87,177	15,153	(83,054)	6,451	25,727
Fuel Consumption Account - CCC	35,856	(1,710)	(36,119)	1,973	-
Use of Transmission Grid Charges	34,175	(2,372)	(32,579)	776	-
Transport of Purchased Energy	1,114	258	(1,320)	175	227
Proinfa	-	4,712	-	34	4,746
Electric Power Services Fee - ESS	7,444	(7,194)	-	(250)	-
TOTAL	165,766	8,847	(153,072)	9,159	30,700

7. Additional Information

7.1 Main Operational and Financial Indicators

December 31, 2008

Generation
Copel Geração e Transmissão (GET) power plants	18 (17 hydro and 1 thermal)
Power plants in which Copel holds interest	7 (5 hydro, 1 thermal and 1 wind power)
Total installed capacity of Copel GET	4,550 MW
Installed capacity of Copel's Corporate Partnerships (1)	610 MW
Automated and remote-controlled power plants of Copel GET	15
Automated and remote-controlled power plants of Copel's
corporate partnerships	3
Step-up substations of Copel GET	14 (automated and remote-controlled)

Transmission
Transmission lines	1,835 km
Number of substations	30 (100% automated)
Installed substation capacity	10,285 MVA

Distribution (up to 138 kV)
Distribution networks and lines	179.188 km
Number of substations	344
Number of automated substations	340
Installed capacity in substations	9,195 MVA
Number of localities served	1,119
Number of municipalities served	393
Number of customers	3,523,543
DEC (outage duration per customer, in hours and hundredths
of an hour)	12.18
FEC (outage frequency per customer)	10.69 times

Telecommunication
Optical cable main ring	5,381 km
Self sustained optical cable	6,629 km
Number of cities served	197
Number of customers	573

Administration
Number of employees (wholly-owned subsidiaries)	8,405
Customer per distribution employee	541

Financial
Book Value (per 1,000 shares)	R$ 29.43
EBITDA	R$ 1,851.0 million
Liquidity (Current Ratio)	1.82

Note:
(1) proportional to the capital stake.

7.2 Tariffs

Average Energy Purchase Tariffs

R$/MWh

Tariff	Dec/08	Sep/08	Dec/07	Var. %
	(1)	(2)	(3)	(1 / 3)
Itaipu*	110.39	91.46	80.06	37.9
CIEN	-	-	84.54	-
Auction - CCEAR 2005 - 2012	67.38	67.33	63.81	5.6
Auction - CCEAR 2006 - 2013	78.91	78.78	74.75	5.6
Auction - CCEAR 2007 - 2014	89.21	85.87	84.43	5.7
Auction - CCEAR 2007 - 2014 (A-1)	112.57	112.56	104.75	7.5
Auction - CCEAR 2008 - 2015	94.87	94.86	-	-
Auction - CCEAR 2008 H30	118.47	118.61	-	-
Auction - CCEAR 2008 T15**	146.60	146.60	-	-

* Furnas transport charge not included
** Auction average price updated by IPCA

Average Retail Tariffs

R$/MWh

Tariff	Dec/08	Sep/08	Dec/07	Var. %
	(1)	(2)	(3)	(1 / 3)
Residential	255.17	257.26	252.00	1.3
Industrial (Free customers not included)	177.55	186.42	177.71	(0.1)
Commercial	222.04	229.38	222.21	(0.1)
Rural	151.44	151.31	148.99	1.6
Other	169.79	176.45	170.98	(0.7)
TOTAL	205.50	210.46	204.14	0.7
Without ICMS

Average Energy Supply Tariffs

R$/MWh

Tariff	Dec/08	Sep/08	Dec/07	Var. %
	(1)	(2)	(3)	(1 / 3)
Auction CCEAR 2005 - 2012	67.48	67.00	63.91	5.6
Auction CCEAR 2006 - 2013	79.19	78.47	75.11	5.4
Auction CCEAR 2007 - 2014	88.80	87.76	83.99	5.7
Auction CCEAR 2008 - 2015	94.03	93.27	-	-
Wholesale Concessionaires State of Paraná	123.19	123.07	120.59	2.2

7.3 Energy Flow

Copel Consolidated

GWh

	2008	2007	Var.%
Own Generation	20,372	18,134	12.3
Purchased energy	24,557	24,351	0.8
Itaipu	5,468	4,666	17.2
Auction - CCEAR	13,975	13,053	7.1
Itiquira	914	912	0.2
Dona Francisca	648	646	0.3
MRE/CCEE	2,012	1,936	3.9
Other	1,540	3,138	(50.9)
Total Available Power	44,929	42,485	5.8
Energy Market	21,313	20,458	4.2
Retail	19,633	18,523	6.0
Concessionaires	496	474	4.6
Free Customers	1,185	1,462	(18.9)
Bilateral Agreements	3,538	3,945	(10.3)
Auction - CCEAR	12,663	11,940	6.1
MRE/CCEE	4,151	3,088	34.4
Losses and differences	3,263	3,055	6.8
Basic network losses	1,031	958	7.7
Distribution losses	2,111	1,958	7.8
CG contract allocation	121	139	(12.6)

CCEAR = Energy Purchase Agreements in the Regulated Market
MRE = Energy Reallocation Mechanism
CCEE = Electric Power Trade Chamber
CG = Center of gravity of the Submarket (difference between billed and energy received from CG)
Amounts subject to changes after settlement by CCEE

Energy Flow - Copel Geração

GWh

	2008	2007	Var. %

Own Generation	20,372	18,134	12.3
MRE/ CCEE	1,053	1,775	(40.7)
Dona Francisca	647	646	0.2
Other	-	194	-
Total Available Power	22,072	20,749	6.4
Bilateral Agreements	3,538	3,945	(10.3)
CCEAR - Copel Distribuição	1,229	1,203	2.1
CCEAR - Other Concessionaires	11,435	10,737	6.5
Free Customers	1,185	1,462	(18.9)
MRE/ CCEE	4,151	2,927	41.8
Losses and differences	534	475	12.4

Energy Flow - Copel Distribuição

GWh

	2008	2007	Var. %

Itaipu	5,468	4,666	17.2
CCEAR - COPEL Geração e Transmissão	1,229	1,203	2.1
CCEAR - Other	12,746	11,850	7.6
CIEN	-	1,533	-
CCEE	959	162	493.4
Itiquira	914	912	0.3
Other	1,541	1,410	9.3
Purchased energy	22,857	21,735	5.2
State Demand	20,129	18,996	6.0
Retail	19,633	18,522	6.0
Wholesale	496	474	4.6
CCEE	-	161	-
Sold energy	20,129	19,156	5.1
Losses and differences	2,728	2,579	5.8
Basic Network	496	482	3.0
Distribution	2,111	1,958	7.8
Contracts	121	139	(12.6)

7.4 Shareholding Structure

Thousand shares

Shareholders	COMMON	%	Preferred "A"	%	Preferred "B"	%	TOTAL	%
State of Paraná	85,029	58.6	0	-	14	0.0	85,043	31.1
BNDESPAR	38,299	26.4	0	-	27,282	21.3	65,581	24.0
ELETROBRÁS	1,531	1.1	0	-	0	-	1,531	0.6
Free Floating	19,617	13.5	128	32.2	100,892	78.7	120,637	44.0
BOVESPA	14,202	9.8	128	32.2	74,424	58.0	88,754	32.4
NYSE	5,415	3.7	0	-	26,352	20.6	31,767	11.6
LATIBEX	0	0.0	0	-	116	0.1	116	0.0
Other	555	0.4	270	67.8	38	0.0	863	0.3
TOTAL	145,031	100.0	398	100.0	128,226	100.0	273,655	100.0

8. Financial Statements - Consolidated

8.1 Assets

R$'000

ASSETS	Dec/08	Sep/08	Dec/07	Var.%	Var.%
	(1)	(2)	(3)	(1/3)	(1/2)
CURRENT	3,573,153	3,466,222	3,288,375	8.7	3.1
Cash in hand	1,813,576	1,766,157	1,540,871	17.7	2.7
Customers and distributors	1,032,952	1,062,195	1,089,694	(5.2)	(2.8)
Allowance for doubtfull accounts	(56,284)	(91,448)	(71,592)	(21.4)	(38.5)
Telecommunications services. net	7,904	10,421	8,303	(4.8)	(24.2)
Dividends receivable	5,247	3,529	2,767	89.6	48.7
Services in progress	64,765	59,672	51,343	26.1	8.5
CRC transferred to State Government	47,133	45,189	40,509	16.4	4.3
Taxes and social contributions paid in advance	257,339	230,309	281,564	(8.6)	11.7
Account for compensation of "Portion A"	111,098	100,544	67,614	64.3	10.5
Other regulatory assets	31,511	33,682	17,186	83.4	(6.4)
Collaterals and escrow deposits	150,794	134,475	145,161	3.9	12.1
Material and supplies	64,260	57,362	52,195	23.1	12.0
Other receivables	42,858	54,135	62,760	(31.7)	(20.8)
NON-CURRENT	9,680,473	9,617,659	9,184,614	5.4	0.7
Long-term assets	2,117,741	2,131,756	1,977,614	7.1	(0.7)
Customers and distributors	82,176	97,778	139,125	(40.9)	(16.0)
Allowance for doubtfull accounts	(246)	(9,739)	(11,469)	(97.9)	(97.5)
Telecommunications services	3,211	5,016	7,251	(55.7)	(36.0)
CRC transferred to State Government	1,272,770	1,275,754	1,209,853	5.2	(0.2)
Taxes and social contributions paid in advance	462,609	504,284	449,652	2.9	(8.3)
Account for compensation of "Portion A"	53,494	42,415	25,478	110.0	26.1
Other regulatory assets	11,085	9,132	5,729	93.5	21.4
Bonds and Securities	69,063	66,647	-	-	3.6
Collaterals and escrow deposits	37,868	24,547	22,423	68.9	54.3
Judicial Deposits	113,497	107,499	121,122	(6.3)	5.6
Other	12,214	8,423	8,450	44.5	45.0
Permanent	7,562,732	7,485,903	7,207,000	4.9	1.0
Investments	452,455	463,436	255,018	77.4	(2.4)
Property. plant and equipment	6,992,158	6,907,496	6,835,491	2.3	1.2
Intangible assets	118,119	114,971	116,491	1.4	2.7
TOTAL	13,253,626	13,083,881	12,472,989	6.3	1.3

8.2 Liabilities

R$'000

LIABILITIES	Dec 08	Sep 08	Dec 07	Var.%	Var.%
	(1)	(2)	(3)	(1/3)	(1/2)
CURRENT	1,963,494	1,820,237	1,940,592	1.2	7.9
Loans and financing	293,461	242,340	264,511	10.9	21.1
Suppliers	497,832	448,217	366,510	35.8	11.1
Taxes and social contributions	407,072	366,413	375,425	8.4	11.1
Interest on own capital and dividends	245,166	142,832	252,362	(2.9)	71.6
Accrued payroll costs	159,388	161,067	146,119	9.1	(1.0)
Post-employment benefits	22,066	19,331	42,286	(47.8)	14.1
Account for compensation of "Portion A"	28,327	42,300	143,436	(80.3)	(33.0)
Other regulatory liabilities	26,192	32,029	46,476	(43.6)	(18.2)
Customer charges due	43,123	44,731	32,722	31.8	(3.6)
Research and development and energy efficiency	126,484	203,819	185,280	(31.7)	(37.9)
Other payables	114,383	117,158	85,465	33.8	(2.4)
NON-CURRENT	2,997,478	3,041,865	3,064,693	(2.2)	(1.5)
Long-term liabilities
Loans and financing	1,571,172	1,696,867	1,837,942	(14.5)	(7.4)
Provision for contingencies	593,365	530,087	514,052	15.4	11.9
Suppliers	214,157	207,006	190,394	12.5	3.5
Taxes and social contributions	29,528	25,017	19,317	52.9	18.0
Post-employment benefits	425,879	479,476	454,411	(6.3)	(11.2)
Account for compensation of "Portion A"	2,373	10,109	22,330	(89.4)	(76.5)
Other regulatory charges	7,257	10,882	18,935	(61.7)	(33.3)
Electric efficiency and development research	72,079	-	-	-	-
Deferred revenues	74,994	74,994	592	-	-
Other payables	6,674	7,427	6,720	(0.7)	(10.1)
MINORITY INTEREST	239,567	244,567	231,527	3.5	(2.0)
SHAREHOLDERS' EQUITY	8,053,087	7,977,212	7,236,177	11.3	1.0
Share capital	4,460,000	4,460,000	4,460,000	0.0	0.0
Capital reserves	838,340	838,340	838,340	0.0	0.0
Income reserves	2,754,747	2,678,872	1,937,837	42.2	2.8
TOTAL	13,253,626	13,083,881	12,472,989	6.3	1.3

8.3 Income Statement

R$'000

INCOME STATEMENT	4Q08	3Q08	4Q07	Var,%	2008	2007	Var,%
	(1)	(2)	(3)	(1/3)	(4)	(5)	(4/5)
Operating revenues *	2,159,757	2,135,259	2,043,259	5.7	8,305,395	7,920,094	4.9
Deductions from operating revenues	(756,939)	(747,827)	(664,382)	13.9	(2,846,617)	(2,716,433)	4.8
Net operating revenues	1,402,818	1,387,432	1,378,877	1.7	5,458,778	5,203,661	4.9
Operating expenses and costs	(1,098,901)	(1,044,741)	(968,427)	13.5	(3,981,977)	(3,604,289)	10.5
Electricity purchase for resale	(428,980)	(411,903)	(348,269)	23.2	(1,615,086)	(1,279,335)	26.2
Charges for the use of transmission grid	(149,050)	(136,001)	(82,927)	79.7	(466,652)	(446,067)	4.6
Payroll	(204,466)	(190,300)	(238,996)	(14.4)	(673,827)	(649,717)	3.7
Pension plan	29,406	(20,137)	21,281	38.2	(30,016)	13,851	(316.7)
Material	(15,630)	(15,913)	(16,037)	(2.5)	(57,474)	(63,218)	(9.1)
Raw material and supplies for generation of electricity	(6,675)	(4,325)	(7,774)	(14.1)	(19,274)	8,954	(315.3)
Natural gas purchased for resale and supplies for the gas business	(54,521)	(44,902)	(30,493)	78.8	(163,846)	(132,726)	23.4
Third-party services	(66,718)	(68,916)	(76,080)	(12.3)	(268,248)	(240,942)	11.3
Depreciation and amortization	(101,089)	(94,590)	(107,691)	(6.1)	(404,743)	(429,957)	(5.9)
Provisions and reversals	(33,708)	(15,463)	(34,814)	(3.2)	(98,894)	(242,435)	(59.2)
Other operating expenses	(67,470)	(42,291)	(46,627)	44.7	(183,917)	(142,697)	28.9
Other Revenues (Expenses). net	(24,245)	(2,310)	7,020	-	(30,523)	(31,109)	(1.9)
Result of operations	279,672	340,381	417,470	(33.0)	1,446,278	1,568,263	(7.8)
Financial Income (Losses)	(203)	7,930	35,006	(100.6)	94,363	20,243	366.2
Financial revenues	116,362	120,641	129,672	(10.3)	488,620	396,017	23.4
Financial expenses	(116,565)	(112,711)	(94,666)	23.1	(394,257)	(375,774)	4.9
Equity investment	(15,790)	7,896	(8,314)	89.9	14,318	9,509	50.6
Operating income (expenses)	263,679	356,207	444,162	(40.6)	1,554,959	1,598,015	(2.7)
Income tax and social contribution
Deductions from income	(83,091)	(64,097)	(125,030)	(33.5)	(458,146)	(460,315)	(0.5)
Net income (loss) before minority interest	180,588	292,110	319,132	(43.4)	1,096,813	1,137,700	(3.6)
Minority interest	(879)	(6,094)	(6,890)	(87.2)	(18,069)	(31,090)	(41.9)
Net income (loss)	179,709	286,016	312,242	(42.4)	1,078,744	1,106,610	(2.5)
Earning per share	0.66	1.05	1.14	(42.4)	3.94	4.04	(2.5)
EBITDA	380,761	434,971	525,161	(27.5)	1,851,021	1,998,220	(7.4)

8.4 Cash Flow

Consolidated Cash Flow	2008	2007
Cash flow from operating activities
Net income for the period	1,078,744	1,106,610
Adjustments for the reconciliation of net income
for the period with cash flow from operating activities:	503,654	736,343
Provision (reversal) for doubtful accounts	(5,823)	(4,353)
Depreciation and amortization	399,123	422,049
Unrealized monetary and exchange variations, net	98,164	81,919
Equity in the results of subsidiaries and investees	(13,956)	8,795
Deferred income tax and social contribution	106,082	(75,853)
Variations in Account for Compensation of "Portion A", net	(204,425)	797
Variations in other regulatory assets and liabilities, net	(51,643)	45,904
Contract renegotiation - Cien	-	(62,862)
Provisions under long-term liabilities	104,718	248,385
Provision (reversal) for the devaluation of tax incentives	23,902	(12,789)
Write-off of investments	8,742	2,240
Write-off of property, plant, and equipment, net	14,565	29,141
Write-off of intangible and deferred assets, net	516	13,972
Amortization of goodwill on investments	5,620	7,908
Minority interests	18,069	31,090
Reduction (increase) of assets	88,129	574
Reduction of liabilities	(177,059)	(527,561)
Net cash generated by operating activities	1,493,468	1,315,966
Cash flow from investing activities
Acquisition of controlling interest in Centrais Eólicas - net of acquired cash	-	(1,393)
Acquisition of controlling interest in Dominó - net of acquired cash	(108,962)	-
Additions in other investments - net of acquired cash	(49,933)	(12,953)
Additions to property, plant, and equipment:	(647,646)	(516,483)
Additions to intangible assets	(8,416)	(4,406)
Customer contributions	79,673	48,580
Disposal of property, plant, and equipment	11,297	6,652
Net cash used by investing activities	(723,987)	(480,003)
Cash flow from financing activities
Loans and financing obtained	34,818	346,592
Amortization of principal amounts of loans and financing	(86,492)	(99,853)
Amortization of principal amounts of debentures	(176,072)	(717,738)
Dividends and interest on capital paid	(269,030)	(292,809)
Net cash used by financing activities	(496,776)	(763,808)
Increase (decrease) in cash and cash equivalents	272,705	72,155
Cash and cash equivalents at the beginning of the period	1,540,871	1,468,716
Cash and cash equivalents at the end of the period	1,813,576	1,540,871
Variation in cash and cash equivalents	272,705	72,155

9. Financial Statements - Subsidiaries

9.1 Assets

R$'000

ASSETS	GET	DIS	TEL	PAR

Current	1,261,255	1,603,722	48,259	-
Cash in hand	920,861	354,286	29,638	-
Customers and distributors	220,963	759,209	-	-
Telecommunications services, net	-	-	10,837	-
Dividends receivable	-	-	-	-
Services in progress	10,541	54,224	-	-
CRC transferred to State Government	-	47,133	-	-
Taxes and social contributions	7,530	141,399	2,076	-
Account for compensation of "Portion A"	-	111,098	-	-
Other regulatory assets	-	31,511	-	-
Bonds and linked deposits	79,079	37,208	-	-
Other	11,858	19,504	557	-
Material and supplies	10,423	48,150	5,151	-
NON-CURRENT	4,119,124	3,879,948	195,675	-
Long-term assets	113,219	1,768,466	12,980	-
Customers and distributors	75	81,855	-	-
Telecommunications services	-	-	3,211	-
CRC transferred to State Government	-	1,272,770	-	-
Taxes and social contributions paid in advance	89,433	241,987	9,417	-
Account for compensation of "Portion A"	-	53,494	-	-
Other regulatory assets	-	11,085	-	-
Bonds and linked deposits	-	37,868	-	-
Judicial Deposits	21,830	64,698	352	-
Other	1,881	4,709	-	-
Permanent	4,005,905	2,111,482	182,695	-
Investments	469,163	2,474	-	-
Property, plant and equipment	3,473,522	2,081,585	181,587	-
Intangible	63,220	27,423	1,108	-
TOTAL	5,380,379	5,483,670	243,934	-

GET: Geração e Transmissão, DIS: Distribuição, TEL: Telecomunicação, PAR: Participações

9.2 Liabilities

R$'000

Liabilities	GET	DIS	TEL	PAR

CURRENT	942,890	1,124,075	21,960	-
Loans and financing	61,373	14,313	-	-
Debentures	-	-	-	-
Suppliers	68,791	415,006	5,287	-
Taxes and social contributions	128,827	206,295	1,922	-
Dividends payable	562,618	141,100	3,655	-
Accrued payroll costs	39,664	109,161	8,737	-
Post-retirement benefits	5,908	15,106	1,018	-
Account for compensation of "Portion A"	-	28,327	-	-
Other regulatory charges	11,680	14,512	-	-
Customer charges due	3,548	39,575	-	-
Electric efficiency and development research	28,352	93,506	-	-
Other	32,129	47,174	1,341	-
NON-CURRENT	808,528	1,317,310	18,050	-
Loans and financing	246,927	153,326	-	-
Debentures	-	-	-	-
Provision for contingencies	183,421	191,483	958	-
Intercompany receibables	-	597,227	-	-
Suppliers	237,807	-	-	-
Taxes and social contributions	-	20,869	-	-
Pension plan and other post-retirement benefits	130,054	278,005	17,092	-
Account for compensation of "Portion A"	-	2,373	-	-
Other regulatory charges	-	7,257	-	-
Electric efficiency and development research	5,324	66,755	-	-
Other	4,995	15	-	-
SHAREHOLDERS' EQUITY	3,628,961	3,042,285	203,924	-
Capital stock	3,400,378	2,171,928	194,755	-
Income reserves	228,583	870,357	9,169	-
TOTAL	5,380,379	5,483,670	243,934	-

GET: Geração e Transmissão, DIS: Distribuição, TEL: Telecomunicação, PAR: Participações

9.3 Income Statement

R$'000

Income statement	GET	DIS	TEL	PAR
Operating revenues	1,804,035	6,264,057	113,734	-
Electricity sales to final customers	165,006	2,804,767	-	-
Electricity sales to distributors	1,385,477	60,722	-	-
Use of transmission plant	228,129	3,330,176	-	-
Telecom revenues	-	-	113,734	-
Piped gas distribution	-	-	-	-
Other	25,423	68,392	-	-
Deductions from operating revenues	(259,947)	(2,498,139)	(19,435)	-
Net operating revenues	1,544,088	3,765,918	94,299	-
Operating costs and expenses	(738,654)	(3,173,767)	(77,569)	(8,446)
Electricity purchase for resale	(70,065)	(1,789,931)	-	-
Charges for the use of transmission grid	(163,618)	(366,561)	-	-
Payroll	(160,350)	(462,382)	(32,570)	(2,927)
Pension plan	(415)	(27,464)	(1,627)	(407)
Material	(10,281)	(44,466)	(1,659)	(1)
Raw material and supplies for generation of electricity	(19,577)	-	-	-
Natural gas purchased for resale and supplies for the gas business	-	-	-	-
Third-party services	(59,533)	(207,434)	(12,295)	(262)
Depreciation and amortization	(135,704)	(176,081)	(29,731)	(4,656)
Provisions (reversal) for contigencies	(20,919)	(75,316)	3,081	-
Other costs and expenses	(98,192)	(24,132)	(2,768)	(193)
Other revenues (expenses), net	(952)	(7,034)	471	814
Result of operations	804,482	585,117	17,201	(7,632)
Financial Income (Losses)	23,956	146,909	3,603	23,680
Equity investment	5,759	-	-	26,872
Operating Income (expenses)	834,197	732,026	20,804	42,920
Provision for IRPJ and CSLL	(205,537)	(100,483)	(5,237)	(2,230)
IRPJ e CSLL Diferidos/ IRPJ and CSLL Deferred	(5,483)	(87,169)	(1,723)	1,522
Net income (loss)	623,177	44,374	13,844	42,212
Ebitda	940,186	761,198	46,932	(2,976)

GET: Geração e Transmissão, TRA: Transmissão, DIS: Distribuição, TEL: Telecomunicação, PAR: Participações

2008 Results Conference Call

Presentation by Rubens Ghilardi, CEO, and Paulo Roberto Trompczynski, CFO.

Date:	Tuesday, March 24, 2009
Time:	2:00 p.m. (US EST)
Telephone:	1- 786-924-6977
Code:	Copel

Live webcast of the conference call will be available at www.copel.com/ri

Please connect 15 minutes prior to the call.

Investor Relations - Copel
ri@copel.com

Telephone:	Fax:
+ 55 (41) 3222-2027	+55 (41) 3331-2849

Statements contained in this press release may contain information which is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occ ur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 24, 2009

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Rubens Ghilardi
Rubens Ghilardi CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.